Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,									Three Months Ended March 31,
	2001	2002		2003		2004		2005		2006
Pre tax Earnings before minority interest	$(3,918)	$2,002		$15,226		$24,155		$19,857		$2,348
Add back fixed charges:
Interest Expense	2,253	2,717		3,392		9,339		16,959		10,149

Earnings before fixed charges	$(1,665)	$4,719		$18,618		$33,494		$36,816		$12,497

Fixed Charges:
Capitalized Interest	—	—		—		—		883		1,470
Interest expense	2,253	2,717		3,392		9,339		16,076		8,679

Total Interest expense	$2,253	$2,717		$3,392		$9,339		$16,959		$10,149

Ratio of earnings to fixed charges	—	1.7	x	5.5	x	3.6	x	2.2	x	1.2	x
Earnings inadequate to cover fixed charges	$(3,918)	—		—		—		—		—